

April 11, 2012

Via E-mail
Matthew Schissler
Chief Executive Officer
Cord Blood America, Inc.
1857 Helm Drive
Las Vegas, NV 89119

> **Re:**   **Cord Blood America, Inc.**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 000-50746**

Dear Mr. Schissler:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

10-Q for the Fiscal Quarter Ended September 30, 2011

Notes to Financial Statements

Note 4. Commitments and Contingencies, page 16

1. We read your response to our prior comment two. We note that you valued the shares issued to settle the claim based on the volume weighted average price methodology pursuant to the settlement agreement. However, it appears to us that such shares should be valued based on the fair value of the shares at the date of issuance and recognized during the appropriate period as required by FASB ASC 505-50-30. Tell us how the methodology you used in your valuation of shares and accounting is appropriate citing the specific accounting literature that supports your position or revise your financial statements as appropriate. We may have further questions upon reviewing your response.

You may contact Blaise Rhodes at (202) 551-3774 or Raj Rajan at (202) 551-3388 if you have questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining